GROOMIT INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2024 & 2023

GROOMIT INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2024 & 2023

INDEX TO FINANCIAL STATEMENTS

MALHOTRA & PATEL, LLC

CPAs & CONSULTANTS
960 Holmdel Road, Suite 2-02
Holmdel, NJ 07733
Tel: (732) 817-1400   Fax: (732) 817-1401
E-mail: info@amcocpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors and Stockholders of
GROOMIT INC.

We have reviewed the accompanying financial statements of Groomit Inc. (the "Company") which comprise of balance sheets as of December 31, 2024 and 2023, and the related statements of operations and accumulated deficits and statements of cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Groomit Inc. and to meet our other ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

The accompanying supplementary information included on page 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information for the years ended December 31, 2024 and 2023 has been subjected to the review procedures applied in our reviews of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information, and do not express an opinion on such information

Malhotra & Patel, LLC
_____
Certified Public Accountants

Holmdel, New Jersey
May 12, 2025

GROOMIT INC.
BALANCE SHEETS

DECEMBER 31,		2024		2023
ASSETS				
Current Assets				
Cash and cash equivalents	$	10,405	$	76,565
Credit cards receivable		40,040		21,851
Due from affiliates		45,202		58,710
Other current assets		38,860		36,229
Total Current Assets		134,507		193,355
Goodwill, net of amortization		1,634,230		1,837,256
TOTAL ASSETS	$	1,768,737	$	2,030,611

GROOMIT INC.
BALANCE SHEETS

DECEMBER 31,		2024		2023

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts payable and accrued expenses	$	760,920	$	385,291
Customer advances		118,861		-
Van security deposits payable		73,234		48,149
Promissory notes payable		282,000		255,500
Promissory notes payable, affiliate		307,500		303,500
Term loans payable		462,704		29,166
Term loan payable, affiliate		231,547		223,178
Sales and payroll taxes payable		91,247		76,749
Accrued interest		448,260		263,615
Total Current Liabilities		2,776,274		1,585,148

Long-term Liabilities

Convertible notes payable		3,778,600		3,717,800
Term loan payable		195,743		67,378
Total Long Term Liabilities		3,974,342		3,785,178

Total Liabilities		6,750,616		5,370,326

Commitments & Contingencies (Notes 4, 5, and 6)

Stockholder's Equity

Common stock		1,000,000		1,000,000
Paid-in-capital		1,573,431		1,406,580
Treasury stock		(850,000)		(850,000)
Accumulated deficit		(6,705,311)		(4,896,295)
Total stockholder's equity		(4,981,880)		(3,339,715)

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,768,737	$	2,030,611

GROOMIT INC.
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

FOR THE YEARS ENDED DECEMBER 31,	2024	2023
Revenue, net of promotions and discounts	$ 7,401,985	$ 5,888,841
Cost of Revenue		
Groomers' services cost	3,679,051	3,123,221
Grooming and pet supplies	66,258	67,813
Total Cost of Revenues	3,745,308	3,191,034
Excess of Revenue over Cost	3,656,677	2,697,807
Operating Expenses	4,820,605	3,989,699
Loss from Operations	(1,163,928)	(1,291,892)
Other Expenses		
Interest expense	436,561	282,582
Depreciation and amortization	208,526	224,355
Total Other Expenses	645,087	506,937
Net Loss before Taxes	(1,809,015)	(1,798,829)
Income Tax Expense	-	-
Net Loss	(1,809,015)	(1,798,829)
Accumulated deficit - beginning	(4,896,295)	(3,097,466)
Accumulated deficit - ending	$ (6,705,311)	$ (4,896,295)

GROOMIT INC.
STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,	2024	2023
Cash Flows from Operating Activities		
Net Loss	$ (1,809,015)	$ (1,798,829)
Adjustments to reconcile net loss to net		
cash used in operating activities		
Depreciation and amortization	203,026	224,355
Accrued interest payable	197,014	267,115
Changes in assets and liabilities		
(Increase)/Decrease in credit card receivable	(18,189)	129,381
(Increase)/Decrease in other current assets	(2,631)	21,912
Increase in accounts payable and accrued expenses	375,629	181,258
Increase in van security deposits payable	25,085	48,149
Increase in customer advances	118,861	-
Increase in sales and payroll taxes payable	14,498	41,610
Net Cash Used in Operating Activities	(895,722)	(885,049)
Cash Flows from Financing Activities		
Proceeds/(Repayment) from term loan payable, net	561,903	(340,456)
Proceeds from term loan payable, affiliate	-	223,178
Proceeds from convertible notes payable	60,800	320,120
Proceeds from promissory notes payable	26,500	255,500
Proceeds from promissory notes payable, affiliate	-	300,000
Proceeds from subscription of capital	166,851	138,500
Purchase of treasury stock	-	(4,000)
Due from affiliates, net	13,508	(54,611)
Net Cash Provided by Financing Activities	829,562	838,231
Net Decrease in Cash	(66,160)	(46,818)
Cash and Cash Equivalents - beginning	76,565	123,383
Cash and Cash Equivalents - ending	$ 10,405	$ 76,565
Supplemental disclosures of cash flow information:		
Interest Paid	$ 61,272	$ 212,261

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization and Nature of Business

Groomit Inc. and its 100% operating subsidiary Groom It For Pets LLC (the "Company") are in the business of in-home pet grooming through their mobile platform which connects pet owners and groomers. By connecting owners and groomers directly, the Company offers top quality services which are all conveniently performed in the comfort of pet owners' homes.

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The financial statements include the accounts of Groomit, Inc. and its operating subsidiary which is considered as a disregarded entity. All significant intercompany transactions and balances have been eliminated in the financial statements.

2. Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company reduces credit risk by placing its temporary cash with major financial institutions domestically. At times, such amounts may exceed federally insured limits.

3. Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and money market funds as well as other highly liquid investments with an original maturity of three months or less.

4. Business Combinations

The Company accounted for its business acquisitions using the acquisition method of accounting. The fair value of the net assets acquired, and liabilities assumed, and the results of the acquired business are included in the financial statements from the acquisition date forward. Any excess of the purchase consideration over the identified fair value of the assets and liabilities acquired is recognized as goodwill. Goodwill acquired in business combinations is assigned to the reporting unit expected to benefit from the combination as of the acquisition date. The Company estimated the fair value of the acquired assets and liabilities as of the date of the acquisition based on information available at that time. The initial valuation of these tangible and identifiable assets and liabilities is subject to further management review and may change between the preliminary allocation and final allocation.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

5. Revenue Recognition

The Company accounts for revenue with customers by applying the requirements of ASC 606, which include the following steps:

- Identification of the contract with the customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company recognizes revenue when it satisfies a performance obligation by delivering service to a customer. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The majority of the Company's revenue originates from contracts with customers with a single performance obligation to provide pet grooming services to the customer. The Company's standard payments are processed through online card payment system at the time services are rendered.

The Company's revenue is reported as the determinable transaction price, net of sales incentives and allowances, and any sales tax collected from a customer.

6. Goodwill and Impairment of Long-Lived Assets

In February 2014, the FASB issued ASU 2014-02, Intangibles - Goodwill and Other (FASB ASC Topic 350). Under the amendments in this update, an entity that elects the accounting alternative within GAAP should amortize goodwill on a straight-line basis over 10 years, or less than 10 years if the entity demonstrates that another useful life is more appropriate. An entity that elects this accounting alternative is required to make an accounting policy decision to test goodwill for impairment at either the entity level or the reporting unit level. Goodwill must be tested for impairment when a triggering event occurs that indicates that the fair value of an entity (or a reporting unit) may be below its carrying amount. If it is determined that the fair value of the reporting unit is less than the book value, the recorded goodwill is impaired to its implied fair value with a charge to operating expenses.

Effective January 1, 2023, the Company elected to adopt this accounting alternative. An entity that elects this accounting alternative is required to make an accounting policy decision to test goodwill for impairment at either the entity level or the reporting unit level. As of December 31, 2024, management concluded that no further impairment was present.

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NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

7. Web development costs

In accordance with FASB ASC 350, Website Development Costs, website development is segregated into three stages or activities. During the initial, or planning stage, all related costs are expensed as incurred. The second phase is the development of the site, which include costs incurred for web application and infrastructure, as well as graphics development. Costs incurred during the second phase are capitalized and then amortized when the website is ready for its intended use. Stage three consists of costs incurred for post-implementation work, such as security, training and administration. Such costs incurred during this phase are expensed as incurred. Expenditures for additional upgrades and features once the website is launched are capitalized if the upgrades and enhancements furnish additional functionality; otherwise, such costs are expensed as incurred.

Website development costs which have been capitalized are being amortized, using the straight-line method, over an estimated useful life of five years.

8. Leases

The Company's operating leases are included within operating lease right-to-use ("ROU") assets, account payable and accrued expenses, and operating lease liabilities on the combined balance sheets. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The operating lease ROU asset also includes any lease payments made in advance and is reduced by lease incentives received. As most leases do not provide an implicit rate, the Company uses its risk-free return rate at commencement date in determining the present value of lease payments. Lease terms include options to extend the lease when it is reasonably certain that the Company will exercise that option.

The company's operating leases are either no more than one year long or are month-to-month. Therefore, the adoption of ASC 842 has had no significant effect on the company's financial statements.

9. Income Taxes

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. Management has evaluated the Company's tax positions and has concluded that the Company has taken no uncertain tax positions that require any adjustment to the financial statements for the years ended December 31, 2024 and 2023.

10. Use of Estimates

Management uses estimates and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those statements.

11. Subsequent events

The Company has evaluated subsequent events through May 13, 2025, the date on which these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

NOTE 2. GOODWILL

Goodwill is being amortized over a period of ten (10) years and consisted of the following as of December 31, 2024 and 2023:

	2024	2023
Opening Goodwill	$ 2,047,507	$ 2,047,507
Add: Additions during the year	-	-
Less: Accumulated Amortization	(415,002)	(210,251)
Closing Goodwill, net	$ 1,632,505	$ 1,837,256

Amortization expense at December 31, 2024 and 2023 was $ 204,751.

NOTE 3. DUE FROM AFFILIATES

Due from Affiliates represents non-interest bearing advances to its affiliates. The advances are short term receivables between the company and its affiliates. For the years ended December 31, 2024 and 2023 the balance receivable was $45,202 and $58,710 respectively.

NOTE 4. TERM LOANS PAYABLE

(a)   The Company, from time to time, has borrowed monies from a finance company at different terms and maturity dates as listed below. Payments for these loans are due weekly, which include principal and interest. For the years ended December 31, 2024 and 2023, the following was the principal amount due:

Loan Date	Loan Amount	Installments	Weekly Installment amount	Balance at December 31, 2024	Balance at December 31, 2023
April 26, 2022	$ 300,000	96-weekly	$3,875	$ -	$ 12,169
September 19, 2023	100,000	96-weekly	1,312	29,166	84,375
January 30, 2024	226,250	96-weekly	3,333	131,229	
March 29, 2024	150,000	96-weekly	2,031	97,203	
June 13, 2024	150,000	108-weekly	1,933	120,486	
September 6, 2024	150,000	104-weekly	1,947	131,403	
December 31, 2024	150,000	104-weekly	1,947	148,960	
	$ 1,226,250			$ 658,447	$ 96,544

As of December 31, 2024, maturities in aggregate for the future years are summarized as follows:

Year ending December 31:	Amount
2025	$ 462,704
Thereafter	195,743

(b)   On June 15, 2023, the Company borrowed $250,000 from a third-party lender against part of its future revenues guaranteed by the Company, its members, and its affiliates. The loan was payable in eighteen monthly installments of $10,000 including interest with a balloon payment of $132,168 due on November 1, 2024.

The Company defaulted on the loan and made only three (3) payments of $10,000 during the year 2023 leaving a principal balance of $223,178 payable at December 31, 2023.

On October 1, 2024, the company renegotiated the loan wherein the company's affiliate assumed the note from the third-party lender for balance due of $223,178.

The new terms of the loan with the affiliate called for a total balance of $290,132 payable over twenty-four (24) equal monthly installments of $12,089 starting October 1, 2024 which includes interest at 15% per annum.

The company had defaulted on the payments to its affiliate. Total due on this loan including interest through December 31, 2024 was $231,547.

NOTE 5. CONVERTIBLE PROMISSORY NOTES PAYABLE

Starting December 30, 2020, the Company issued convertible promissory notes to its members and other third parties for cash proceeds aggregating to an approximate amount of $3,800,000. The notes accrued interest at various rates ranging from simple interest of 5% to 6% per annum and had an original maturity date of thirty-six months from the issuance date which has been extended for another thirty six months. Per the agreement, the option to repay the Notes monetarily or by conversion to stock is at the discretion of the Note holder.

The Company, at the option of the note holder, will convert the exercised portion of the outstanding principal and interest of the note holder into voting shares for $1 per share at a premium value ranging from $2 - $5 per share as per their agreement.

The Convertible Promissory Note are not deemed equity and are classified as a liability on the Company's balance sheets.

Interest recognized for the years ended December 31, 2024 and 2023 amounted to $188,395 and $183,734 respectively.

NOTE 6. PROMISSORY NOTES PAYABLE

(a) On November 18, 2021, the Company signed a promissory note with Komal of USA LLC in the amount of $250,000. The note provides for an interest rate of 12% per annum payable monthly, interest only. The principal amount together with any accrued and unpaid interest thereon is due and payable on December 31, 2025.

Interest for the years ended December 31, 2024 and 2023 amounted to $30,000 each year. The principal balance and unpaid interest due on this note at December 31, 2024 and 2023 was $282,000 and $255,500 respectively.

(b) On October 10, 2023, the Company signed a promissory note with Sajeda Kapadia, person related to the Officer of the Company, in the amount of $300,000. The note provides for an interest rate of 15% per annum payable monthly, interest only. The principal amount together with any accrued and unpaid interest thereon is due and payable on December 31, 2025.

Interest for the years ended December 31, 2024 and 2023 amounted to $45,000 and $11,250 respectively. The principal balance and unpaid interest due on this note at December 31, 2024 and 2023 was $307,500 and $303,500 respectively.

NOTE 7. INCOME TAXES

Groomit Inc. and its 100% owned subsidiary Groom It For Pets LLC, which is considered as a disregarded entity for income tax purposes file a combined income tax return. The company utilizes the accrual method of accounting and file as a "C" Corporation for federal and state tax purposes.

NOTE 7. INCOME TAXES (continued)

The Company's provision for income taxes reflects the application of federal and state statutory rates to the Company's income before taxes. For the years ended December 31, 2024 and 2023, the Company's effective tax rate was 28% each year. Components of the provision for income taxes is as follows:

The provision for income taxes for years December 31, 2024 and 2023 are summarized as follow:

	2024	2023
Current		
Federal	$ -	$ -
State	-	-
Total provision for income taxes	$ -	$ -

The Deferred Taxes are summarized as follows:

	2024	2023
Deferred Tax Assets		
Federal	$ 379,100	377,754
State	126,367	125,918
Total Gross Deferred Tax Asset	505,467	503,672
Less: Federal Liabilities on deferred state tax benefits	(26,500)	(26,400)
Net Deferred Tax Asset	478,967	477,272
Valuation Allowance	(478,967)	(477,272)
Net Deferred Tax Asset	$ -	-

Realization of deferred tax assets is dependent upon the generation of future taxable income. As required by ASC 740 Income Taxes, the Company evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets as of December 31, 2024 and 2023. As a result of the fact that the Company has incurred tax losses from inception, the Company has determined that it was more likely than not that the Company would not realize the benefits of federal and state net deferred tax assets. Accordingly, a full valuation allowance was established against the net deferred tax assets as of December 31, 2024 and 2023.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2024 and 2023 were as follows:

	2024	2023
Opening Valuation Allowance	$ 1,299,562	$ 822,290
Increases recorded to Income Tax Provision	478,967	477,272
Closing Valuation Allowance	$ 1,778,529	$ 1,299,562

NOTE 8. RELATED PARTY TRANSACTIONS

(a) The Company has leased Mobile-grooming Vans from businesses that are related or affiliates of the Company. It has a Profit-sharing Agreement with each of the van vendors who charge commission per grooming service provided through the vans.

Commissions paid to vendors related or affiliated to company for the years ended December 31, 2024 and 2023 was $679,824 and $572,099 respectively.

(b) The company also rents an office from an affiliate on a month-to-month lease. The rent expense on this lease for the years ended December 31, 2024 and 2023 was $140,000 and $120,000 respectively.

(c) As noted in NOTE 5 above, the company has issued several convertible promissory notes to its members and affiliates of the company. Balance payable on these convertible notes amounted to $725,028 as at December 31, 2024 and 2023.

(d) As noted in NOTE 6 above, the company has issued a promissory note to a person related to the officer of the company. Balance payable on these convertible notes amounted to $300,000 as at December 31, 2024 and 2023.